SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                AMENDMENT NO. 2

                   Under the Securities Exchange Act of 1934



                                 CORTECH, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.002 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  22051J 10 0
                               -----------------
                                 (CUSIP Number)


                            Rebecca R. Tilden,Esq.
          Vice President and Secretary, Hoechst Marion Roussel, Inc.
           Vice President and Assistant Secretary, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 8, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                  Page 1 of 5

                           There is no Exhibit Index

CUSIP No.  22051J 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                                     0
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                                0
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                                  0
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                         0
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  22051J 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its                      HMR Pharma, Inc.
     I.R.S. Identification Number                            43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                                     0
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                                0
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                                  0
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                         0
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment (the "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Cortech, Inc. (the "Issuer"), is filed jointly by Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), and is filed solely to report the termination of the Schedule 13D filing obligation of HMRI and Pharma with respect to beneficial ownership of securities of the Issuer. The filing of this Amendment on behalf of Pharma shall not be construed as an admission that Pharma is or was, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this the Schedule 13D.

     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   ------------------------------------



     In a sale concluded on October 8, 1997, HMRI sold in a private transaction (i) all 1,556,757 shares of Common Stock of the Issuer owned by it at a price of $0.65 per share and (ii) all warrants to purchase an additional 562,576 shares of Common Stock of the Issuer owned by it at a price of $0.02 per underlying share. HMRI and Pharma ceased to be the actual or deemed beneficial owners of more than five percent of the Issuer's Common Stock on October 8, 1997.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: October 8, 1997                   By:  /s/ Pierre Legault
                                             Vice President and
                                             Chief Financial Officer


                                        HMR PHARMA, INC.



Date: October 8, 1997                   By:  /s/ Kevin M. Hartley
                                             Vice President and
                                             Treasurer